UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 1)

VIROPHARMA INCORPORATED

(Name of Subject Company)

VIROPHARMA INCORPORATED

(Name of Person Filing Statement)

___________________

Common Stock, $0.002 par value per share
(Title of Class of Securities)

928241108
(CUSIP Number of Class of Securities)

J. Peter Wolf

Vice President, General Counsel and Secretary

730 Stockton Drive

Exton, Pennsylvania 19341

(610) 458-7300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Eileen Nugent Michael P. Rogan Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, D.C. 20005 (202) 371-7000	George R. Bason, Jr. William J. Chudd Davis, Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

___________________

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed by ViroPharma Incorporated, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 25, 2013.  The Schedule 14D-9 relates to the tender offer by Venus Newco, Inc. (“Purchaser”), a Delaware corporation and a wholly owned direct subsidiary of Shire Pharmaceutical Holdings Ireland Limited (“SPHIL”), a company incorporated in Ireland, and a wholly owned indirect subsidiary of Shire plc, a company incorporated in Jersey, Channel Islands, pursuant to which Purchaser has offered to purchase all of the outstanding Shares, for $50.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2013 and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Purchaser and SPHIL with the SEC on November 25, 2013.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 2.   Identity and Background of Filing Person

Section (b) Tender Offer and Merger of Item 2 of the Schedule 14D-9 is hereby amended as follows:

By adding the following sentence as the first sentence of the third paragraph on page 3:

The Offer to Purchase states that SPHIL is the only direct subsidiary of Shire, and therefore is the penultimate parent company of the Shire group and directly or indirectly holds all of the operating assets of the Shire group.

Item 8.   Additional Information

Item 8 of the Schedule 14D-9 is hereby amended as follows:

The last paragraph of the subsection “Appraisal Rights,” immediately prior to the heading Written Demand by the Record Holder, appearing on page 43 of the Schedule 14D-9, is hereby amended and restated in its entirety to read as follows:

In order for a stockholder to elect to exercise appraisal rights under section 262 of the DGCL, such stockholder must do all of the following:

•      at or prior to the time Purchaser gives notice of its acceptance of the Shares for payment in the Offer, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is thereby demanding appraisal;

•      not tender the Shares in the Offer; and

•      continuously hold of record the Shares from the date on which the written demand for appraisal is made though the Merger Effective Time.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following update to the subsection “U.S. Antitrust” as a new paragraph at the end of the section on page 47 of the Schedule 14D-9:

On November 25, 2013, the Company and Shire filed their respective Premerger Notification and Report Forms under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC.  The waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer expired at 11:59 p.m., New York City time, on December 10, 2013, without any further action having been taken by the FTC or the Antitrust Division.  As a result, the applicable condition to the Offer with respect to the termination or expiration of the applicable waiting period under the HSR Act has been satisfied, but the Offer remains subject to the other terms and conditions set forth in the Offer to Purchase.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding  the following update to the subsection “United Kingdom” as a new paragraph at the end of the section on page 48 of the Schedule 14D-9:

On December 6, 2013, the UK OFT accepted the Company’s informal submission and set December 9, 2013 as the first day of its administrative review timetable.  The UK OFT has designated February 10, 2014 as its expected decision date on the question of whether (i) the acquisition will result in the creation of a relevant merger situation and (ii) the creation of that situation may be expected to result in a substantial lessening of competition within any market or markets in the United Kingdom for goods or services, so as to require referral to the Competition Commission.  The UK OFT has invited interested third parties to submit any representations regarding the acquisition and its potential effect on competition or the public interest by December 20, 2013.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the entire subsection entitled “Certain Litigation Related to the Offer” on page 50 of the Schedule 14D-9, with the following:

As of December 10, 2013, four (4) purported Company stockholders have separately filed putative class action lawsuits in the Delaware Court of Chancery against the Company, the members of the Board, Purchaser, SPHIL, and in certain instances, Shire.  The actions are captioned Bradley v.ViroPharma Incorporated, et al., C.A. No. 9104-VCG (the “Bradley Action”); Manley v.ViroPharma Incorporated, et al., C.A. No. 9108-VCG (the “Manley Action”); Turbow v. ViroPharma Incorporated, et al., C.A. No. 9111-VCG (the “Turbow Action”) and Cohen v. ViroPharma Incorporated, et. al., C.A. No. 9136-VCG (the “Cohen Action”).

On December 3, 2013, the Delaware Court of Chancery entered an Order of Consolidation and Appointment of Lead Counsel (the “Consolidation Order”) consolidating the Bradley Action, the Manley Action and the Turbow Action for all purposes under the caption In re ViroPharma Incorporated Stockholders Litigation, Consol. C.A. No. 9104-VCG (the “Consolidated Action”). The Consolidation Order designated the Verified Amended Class Action Complaint filed on December 2, 2013 in the Turbow Action as the operative complaint in the Consolidated Action and appointed Pomerantz Grossman Hufford Dahlstrom & Gross LLP, 600 Third Avenue, New York, New York 10016 as lead counsel for plaintiffs.  On December 10, 2013, the plaintiffs moved to consolidate the Cohen Action into the Consolidated Action. Generally, the Consolidated Action alleges that the defendants breached, and/or aided breaches of, fiduciary duties owed to the Company’s public stockholders by, among other things, engaging in an improper process, agreeing to a transaction price that does not adequately compensate stockholders, agreeing to preclusive deal protection devices in the Merger Agreement and omitting material information in the Schedule 14D-9.  The Consolidated Action seeks, among other things, to enjoin the defendants from consummating the Merger; damages; and an award of attorneys’ fees and costs.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIROPHARMA INCORPORATED

By:	/s/ Vincent J. Milano
	Name:	Vincent J. Milano
	Title:	President and Chief Executive Officer

Dated: December 11, 2013